

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 9, 2009

Via U.S. mail and facsimile

Mr. Michael L. Krall
President and Chief Executive Officer
PURE Bioscience
1725 Gillespie Way
El Cajon, CA 92020

> **RE:** **Form 10-K for the fiscal year ended July 31, 2008**
> **Definitive Proxy Statement on Form 14A filed November 26, 2008**
> **File No. 001-14468**

Dear Mr. Krall:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Selected Financial Data, page 17

2. Please revise your selected financial date table to disclose net loss from continuing operations per common share. In addition, please revise your filing as necessary so that the amount of net income (loss) from discontinued operations for the year ended July 31, 2006 is consistent with the amount presented on your statement of operations on page 29.

Consolidated Financial Statements

Note 14 – Business Segment and Sales Concentrations, page 43

3. We note your disclosures on page 21 that the improvement in gross margin during fiscal 2008 was attributable to product mix. Please revise your filing to disclose revenues from external customers for each product or service. Additionally, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please refer to paragraphs 37 and 38(a) of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

General

4. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended October 31, 2008 vs. Three Months Ended October 31, 2007, page 14

5. We note that you generated revenues of $110,600 for the three months ended October 31, 2008 compared to revenues of approximately $823,300 during the three months ended July 31, 2008. Please revise your MD&A to provide a more robust analysis of the specific factors that have led to significant fluctuations in the amount or revenues generated from period to period. Since you have a relatively small number of significant customers, consider explaining the reasons why revenues to each significant customer fluctuated when analyzed against both the prior year comparable period and the most recently completed prior quarter.

Liquidity and Capital Resources, page 16

6. We note your disclosure on page 15 that you had $781,600 of past due receivables from two strategic partners as of October 31, 2008 but that you consider the receivables to be fully collectible. Please tell us the extent to which these receivables have been subsequently paid. If they have not been subsequently paid in full, please tell us whether you continue to generate sales from these customers and the factors you considered in determining that these receivables are fully collectible.

7. Please revise your MD&A to provide investors with a more robust discussion of your forward looking prospects and the specific plans you have for addressing the continued operating losses and significant cash outflows from operating activities. It is not clear from your current disclosures how management plans to move the Company forward towards profitable operations and positive cash flows from operations. See the SEC Interpretive Release No. 33-8350 for additional guidance.

PROXY STATEMENT FILED NOVEMBER 26, 2008

Executive Compensation

Compensation Discussion and Analysis

Stock Option Grant Methodology, page 11; Discretionary Bonuses, page 12

8. We understand, based on your disclosure, that stock options, stock awards and cash bonuses have been awarded to named executive officers in the discretion of the board. In future filings, please provide more information on how the board made its decision to award the reported options, stock and bonuses, including the factors it used to determine whether to make the award at all, and how it determined the amount and terms of the award.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant